UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
...............................................................
.....................................................
 Flow International Corporation.
(Name of Issuer)
...............................................................
.....................................................
 Common Stock, $0.01 par value
(Title of Class of Securities)
...............................................................
.....................................................
 343468104
(CUSIP Number)
...............................................................
.....................................................
 April 1, 2009 [THIS IS THE DATE THAT YOU GO OVER 5%]
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 343468104
(1)Names of reporting persons.
      Freshford Capital Management, LLC
 (2) Check the appropriate box if a member of a group (see
instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization
      Delaware
Number of shares beneficially owned by each reporting person with:
(5)Sole voting power
	0
(6)Shared voting power
	2,135,557
(7)Sole dispositive power
	0
(8)Shared dispositive power
	2,135,557
(9)Aggregate amount beneficially owned by each reporting
person
	2,135,557
(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)Percent of class represented by amount in Row 9
	5.7%
(12)Type of reporting person (see instructions)
OO, IA


CUSIP No. 343468104
(1)Names of reporting persons.
      Michael G. Doheny
 (2) Check the appropriate box if a member of a group (see
instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with:
(5)Sole voting power
	0
(6)Shared voting power
	2,135,557
(7)Sole dispositive power
	0
(8)Shared dispositive power
	2,135,557
(9)Aggregate amount beneficially owned by each reporting
person
	2,135,557
(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)Percent of class represented by amount in Row 9
	5.7%
(12)Type of reporting person (see instructions)
IN, HC

Item 1.

Item 1(a) Name of issuer:
Flow International Corp.
Item 1(b) Address of issuer's principal executive offices:
23500 64th Avenue South
Kent, WA 98032
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Item 2.

2(a) Name of person filing:
Freshford Capital Management, LLC
Michael G. Doheny
2(b) Address or principal business office or, if none, residence:
10 Bank Street ? Suite 675
White Plains, NY 10606
2(c) Citizenship: See item 4 of the cover sheet for each filer.
2(d) Title of class of securities: Common Stock Shares
2(e) CUSIP No.: 343468104
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Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act.
[ ] Bank as defined in Section 3(a)(6) of the Act.
[ ] Insurance company as defined in Section 3(a)(19) of the Act.
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
[ ] An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
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Item 4. Ownership
See Items 5-9 and 11 on the cover page for each filer.
Item 5.
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6. Ownership of More than 5 Percent on Behalf of Another
Person
N/A
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
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Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
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Item 8. Identification and Classification of Members of the
Group
N/A
If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
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Item 9. Notice of Dissolution of Group
Not Applicable
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Item 10. Certifications
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect
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Signature.
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 14, 2009
Freshford Capital Management, LLC*
By: /s/ Michael G. Doheny
Name:  Michael G. Doheny
Title: President

________________________
By: /s/Michael G. Doheny*
Name: Michael G. Doheny
*The Reporting Persons disclaim beneficial ownership in the
shares reported herein except to the extent of their pecuniary interest therein.


Exhibit A


AGREEMENT

The undersigned agree that this Schedule 13G dated April 1, 2009 relating to the Common Stock, $0.01 par value of Flow
International Corp. shall be filed on behalf of the undersigned.

Freshford Capital Management, LLC*
By: /s/ Michael G. Doheny
Name:  Michael G. Doheny
Title: President

By: /s/Michael G. Doheny*
Name: Michael G. Doheny

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.